UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMGEN INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

031162100

(CUSIP Number of Common Stock)

Jonathan P. Graham, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Catherine M. Clarkin, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On February 1, 2018, executives from Amgen Inc., a Delaware corporation (“Amgen”), announced on an earnings call commencing at 5:00 p.m. Eastern Time via teleconference and live audio webcast that Amgen intends to commence a tender offer for up to $10 billion in value of shares of its common stock, $0.0001 par value per share, as early as next week. An excerpted transcript of the conference call containing the portion relating to the tender offer is included as Exhibit 99.1 to this Schedule TO.

Additional Information Regarding the Tender Offer.

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Amgen common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Amgen common stock or any other securities. On the commencement date of the Offer, Amgen will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Amgen will be filing with the SEC at the SEC’s website at www.sec.gov or from Amgen’s website at www.amgen.com.

Exhibits

99.1	Excerpted Transcript of Amgen Inc.’s Earnings Conference Call on February 1, 2018.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMGEN INC.

Dated: February 1, 2018	By:	/s/ Mary A. Lehmann
	Name:	Mary A. Lehmann
	Title:	Vice President, Finance and Treasurer

EXHIBIT INDEX

99.1	Excerpted Transcript of Amgen Inc.’s Earnings Conference Call on February 1, 2018.